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                             September 19, 2022

       Jeffrey S. Sloan
       Chief Executive Officer and Director
       Global Payments Inc.
       3550 Lenox Road
       Atlanta, GA 30326

                                                        Re: Global Payments
Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 28,
2022
                                                            File No. 001-16111

       Dear Mr. Sloan:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed April 28, 2022

       General

   1. Please expand your discussion to address how the experience of your Lead Independent
                                                        Director is brought to
bear in connection with your board   s role in risk oversight.
   2. Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For
example, please enhance your disclosure to address whether or not your
                                                        Lead Independent
Director may:

                                                              represent the
board in communications with shareholders and other stakeholders;
                                                              require board
consideration of, and/or override your CEO on, any risk matters; or
                                                              provide input on
design of the board itself.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

                                                              the timeframe
over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how
you apply different oversight standards based upon the
 Jeffrey S. Sloan
Global Payments Inc.
September 19, 2022
Page 2
              immediacy of the risk assessed;
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                how the board interacts with management to address existing risks and identify significant emerging risks;
                whether you have a Chief Compliance Officer and to whom this position reports; and
                how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Dunham at (202) 551-3783 or Amanda Ravitz at
(202) 551-
3412 with any questions.



FirstName LastNameJeffrey S. Sloan                             Sincerely,
Comapany NameGlobal Payments Inc.
                                                               Division of
Corporation Finance
September 19, 2022 Page 2                                      Disclosure
Review Program
FirstName LastName